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SEC FILE NUMBER
8- 44252

03001762

cm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Henderson Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Kaiser Plaza Suite 650
(No. and Street)

Oakland	California	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Henderson (510) 835-0600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Ave., Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 165

PROCESSED MAR 11 2003 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Capital Partners, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Alameda
Subscribed and sworn (or affirmed) to before me this 14th day of Dec, 2002

Patricia S. Harstad
Notary Public

Mary Henderson
Signature

President
Title

PATRICIA S. HARSTAD
COMM. # 1282008
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires OCT 27, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Henderson Capital Partners, LLC

I have audited the accompanying statement of financial condition of Henderson Capital Partners, LLC as of December 31, 2002 and the related statements of income, changes in member's equity and cash flows for the year ended that you are filing pursuant to rule to 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Henderson Capital Partners, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 22, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Henderson Capital Partners, LLC
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 121,934
Marketable securities, at market value	334,411
Interest receivable	125
Deposits held at clearing firm	30,470
Furniture, equipment, and leasehold improvements, net of $52,579 accumulated depreciation	28,070
Intangibles assets, net of $4,784 accumulated amortization	258
Prepaid expenses	6,268
Other assets	100
Total assets	$ 521,636

Liabilities and Member's Equity

Liabilities	
Accounts payable	$ 17,711
Income tax payable	600
Total liabilities	18,311
Member's equity	
Member's equity	503,325
Total member's equity	503,325
Total liabilities and member's equity	$ 521,636

The accompanying notes are an integral part of these financial statements.

Henderson Capital Partners, LLC
Statement of Income
For the year ended December 31, 2002

Revenue	
Underwriting revenue	$ 580,986
Realized gains (losses)	(1,974)
Interest and dividends	3,473
Interest-Federal & State tax exempt	11,615
Unrealized gains (losses)	1,978
Other	12,877
Total revenue	608,955
Expenses	
Employee compensation and benefits	312,440
Commissions and syndicate expenses	7,857
Depreciation and amortization	5,005
Occupancy and equipment rental	47,174
Taxes, other than income taxes	15
Other operating expenses	223,804
Total expenses	596,295
Income before income tax provision	12,660
Income tax provision	
Income tax provision	1,738
Total income tax provision	1,738
Income before cumulative effect of a change in accounting principles	10,922
Cumulative effect of accounting change on years prior to 2002, net of $7 tax	459
Net income	$ 11,381

The accompanying notes are an integral part of these financial statements.

Henderson Capital Partners, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2002

	Member's Equity (Deficit)	Total
Balance on January 1, 2002	$ 581,944	$ 581,944
Cumulative effect on prior years of retroactive restatement for accounting change	459	459
Balance on January 1, 2002 as restated	582,403	582,403
Member's distributions	(90,000)	(90,000)
Income before cumulative effect of a change in accounting principles	10,922	10,922
Balance on December 31, 2002	$ 503,325	$ 503,325

The accompanying notes are an integral part of these financial statements.

Henderson Capital Partners, LLC
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:				
Net income			$	11,381
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:				
Depreciation	$	4,976		
Amortization		29		
Valuation of marketable securities to market		300		
(Gain) loss on sale of property		334		
(Increase) decrease in:				
Interest receivable		(125)		
Prepaid expenses		(5,718)		
Deposit held at clearing firm		(232)		
(Decrease) increase in:				
Accounts payable		2,160		
Income taxes payable		258		
Total adjustments				1,982
Net cash and cash equivalents provided by operating activities				13,363
Cash flows from investing activities:				
Purchase of marketable securities		(299,294)		
Proceeds from sale of marketable securities		263,136		
Purchase of equipment		(11,552)		
Purchase of intangible assets		(287)		
Net cash and cash equivalents used in investing activities				(47,997)
Cash flows from financing activities:				
Repayment of bank line of credit		(106)		
Member distributions		(90,000)		
Net cash and cash equivalents used in financing activities				(90,106)
Net decrease in cash and cash equivalents				(124,740)
Cash and cash equivalents at beginning of year				246,673
Cash and cash equivalents at end of year			$	121,933
Supplemental disclosure of cash flow information:				
Cash paid during the year for				
Interest	$	–		
Income taxes	$	2,080		

The accompanying notes are an integral part of these financial statements.

Henderson Capital Partners, LLC
Notes to Financial Statements
For the year ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Henderson Capital Partners, LLC (the "Company"), was originally incorporated in California in October 1991 as Henderson Capital Partners, Inc. In January 1998, the Company reorganized and transferred its broker-dealer business, along with all its corresponding assets and liabilities, to Henderson Capital Partners, LLC, a Delaware single member limited liability company. The transaction constitutes a tax-free reorganization for income tax purposes. Following the reorganization, the Company continued its broker-dealer business. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis. The marketable securities are corporate stock and debt securities issued by the State of California and political subdivisions thereof.

Furniture and equipment are recorded at cost. Depreciation is provided for by using the declining balance and straight line methods over estimated useful lives of five to seven years.

Investing banking revenues are recorded as follows: management fees are recorded on the settlement date; sales concessions are recorded on settlement date; underwriting fees are recognized at the time underwriting is completed; advisory fees are recognized when earned.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Advertising costs are expensed as incurred.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities consist of corporate stock and debt securities issued by the State of California and political subdivisions thereof. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Corporate stock	$ 3,000
State municipal bonds	331,411
Total marketable securities	$ 334,411

Note 3: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $30,470 with Southwest Securities, Inc. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

The furniture, equipment, and leasehold improvements, are recorded at cost.

		Depreciable Life Years
Machinery and equipment	$ 14,786	5
Furniture and fixtures	39,378	5
Leasehold improvements	4,955	5
Computers	21,530	5
	80,649	
Less accumulated depreciation	(52,579)	
Net furniture, equipment, and leasehold improvements	$ 20,070	

Depreciation expense for the year ended December 31, 2002 was $4,976.

Amortization expense for the year ended December 31, 2002 was $29.

Henderson Capital Partners, LLC
Notes to Financial Statements
For the year ended December 31, 2002

Note 5: INCOME TAXES

The company is recognized as an S-Corporation under the Internal Revenue Code. As such, the Company is not subject to U.S. income tax. California imposes a 1.5% tax on S-Corporations, with a minimum annual tax of $800. The California income tax expense for the year was $1,738.

The Company's transfer of all its S-Corporation assets and liabilities into the newly created limited liability company (LLC) in January 1998, qualifies as a reorganization under Section 368(a)(1)(F) and meets the requirements of an S-Corporation under Section 1361. As such, the reorganization did not terminate the Company's S-Corporation election and the S-Corporation election will apply to the LLC.

Note 6: RETIREMENT PLAN DEFINED CONTRIBUTION

The company established a retirement plan (SEP-IRA) in 1993 which covers all full time employees with three or more years of service. Annual funding for the retirement plan is discretionary. The contribution expense for 2002 was $30,000.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company has a purchase commitment for certain securities on a when as and if issued basis. In the normal course of business, the Company enters into underwriting commitments. Transaction relating to such underwriting that were open at December 31, 2002, and were subsequently settled, had no material effect on the financial statements as of date of that sale.

The Company entered into various leases for office equipment and a vehicle. Rent expense under these agreements for the year ended December 31, 2002 was $47,174.

The future minimum lease expenses are:

		December 30,
2003		$ 86,157
2004		86,625
2005		47,088
2006		–
2007		–
Thereafter		–
	Total	$ 219,870

Henderson Capital Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Note 8: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 31,950

Note 9: CHANGE IN SECURITIES VALUATION METHOD

During 2002, the Company changed it's method of valuing securities from amortized cost to fair market value. The Company was required by the NASD to begin marking their securities that were held at amortized cost to fair market value. The cumulative effect of the change in prior years of $459, net of tax, is a one-time credit to income for 2002.

Note 10: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $457,007 exceeded the minimum net capital requirement by $357,007; and the Company's ratio of aggregate indebtedness ($17,711) to net capital was 0.04:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Henderson Capital Partners, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Member's equity	$ 503,325	
Total Member's equity		$ 503,325
Less: Non allowable assets		
Furniture, equipment, and leasehold improvement, net	(28,070)	
Intangible assets, net	(258)	
Prepaid expenses	(6,268)	
Other assets	(100)	
Total non-allowable assets		(34,696)
Net capital before haircuts		468,629
Less: Haircuts		
Haircuts on stocks	(3,000)	
Haircuts on municipal securities	(6,633)	
Haircuts on money market accounts	(1,989)	
Total Haircuts		(11,622)
Net Capital		457,007
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,181	
Minimum dollar net capital required	(100,000)	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 357,007
Ratio of aggregate indebtedness to net capital	0.04: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002.

See independent auditor's report.

Henderson Capital Partners, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Henderson Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Henderson Capital Partners, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Henderson Capital Partners, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Henderson Capital Partners, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Henderson Capital Partners, LLC

In planning and performing my audit of the financial statements of Henderson Capital Partners, LLC for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Henderson Capital Partners, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 22, 2003